Exhibit 99.1
FOR IMMEDIATE RELEASE

IMRIS Announces Allowance of US Patent in MR Guided Radiation Therapy

And First Product Clearance in Their Image Guided Radiation Therapy Business

Winnipeg, Manitoba, September 5, 2012 – IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the “Company”) today is announcing that they have been allowed the U.S. patent for MR Guided Radiation Therapy involving the combination of radiation therapy and a moveable magnet system. In addition, the U.S. Food & Drug Administration recently cleared the first of several products in its MR Guided Radiation Therapy business.

The recently cleared MR imaging radiation oncology package is for pelvic, brain, and head and neck imaging. The package includes MRI coil sets and a specialized imaging tabletop intended for physicians conducting diagnostic MR imaging for radiation therapy treatment planning and simulation.

“We are on our way to building our image guided radiation therapy business and producing essential tools for enhancing MR image targeting in cancer treatments to support radiotherapy utilized by half of all U.S. cancer patients each year,” said David Graves, Chairman and CEO, IMRIS. "This patent is significant. MR is the gold standard in soft tissue imaging accuracy. Ultimately, we are working to improve treatment targeting so patients in the future may have fewer radiation sessions and experience less damage to healthy tissue adjacent to the target."

The oncology package is the first regulatory submission IMRIS filed with the FDA for products related to image guided radiation therapy systems.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular and cerebrovascular markets and have been selected by leading medical institutions around the world.

For further information, please contact:
Brad Woods
Director Investor Relations & Corporate Communications
IMRIS Inc.
Tel: 204-480-7094
Email: bwoods@imris.com